# THE OFFERING

Common stock offered by us . . . . . . . .  2,500,000 shares (minimum) to 3,750,000 shares (maximum)

Common stock outstanding prior to this
   offering . . . . . . . . . . . . . . . . . . . . . . .  39,150,162 shares[1]

Best efforts offering . . . . . . . . . . . . . . .  The underwriters are selling the shares of our common stock offered in this prospectus on a "best efforts" basis and are not required to sell any specific number or dollar amount of the shares offered by this prospectus, but will use their best efforts to sell such shares. We do not intend to close this offering unless we sell a minimum of 2,500,000 shares of common stock.

Common stock to be outstanding after
   this offering . . . . . . . . . . . . . . . . . . . .  42,031,409 shares (if the minimum number of shares is sold)[2] and 43,281,409 shares (if the maximum number of shares is sold)[3]

Use of proceeds after expenses . . . . . . . .  Based on an assumed initial public offering price of $8.00 per share, we estimate that the net proceeds to us from this offering, assuming we sell a minimum of 2,500,000 shares, will be $18,025,000 and, assuming we sell all 3,750,000 shares, will be $27,275,000, after payment of underwriting commissions and our estimated offering expenses. However, this is a best efforts offering, and there is no assurance that we will sell any shares or receive any proceeds.

We intend to use the net proceeds of this offering (i) to finance acquisitions of, or investments in, internet video content, (ii) to buy and aggregate complementary businesses, (iii) to accelerate sales, marketing and promotion activities to improve our advertising sales and brand awareness, and (iv) for general corporate purposes. See "Use of Proceeds" for more information.

Escrow . . . . . . . . . . . . . . . . . . . . . . . . . .  The gross proceeds of this offering will be deposited at Provident Trust Group, Las Vegas, Nevada, in an escrow account established by us. The funds will be held in escrow until we receive a minimum of $20,000,000, at which time the funds will be released to us. Any funds received in excess of $20,000,000 and up to $30,000,000 will immediately be available to us. If we do not receive the minimum amount of $20,000,000 by     , 2016 (60 days after the date of this prospectus), all funds will be returned to purchasers in this offering on the next business day after the offering's termination, without charge, deduction or interest. Prior to     , 2016, in no event will funds be returned to you. You will only be entitled to receive a refund of your subscription if we do not raise a minimum of $20,000,000 by     , 2016.

Ownership after this offering . . . . . . . .  Alkiviades (Alki) David, our Chairman and Chief Executive Officer, and our other directors, director nominees and executive officers will beneficially own 90.3% if the minimum number of shares is sold and

We have agreed to reimburse the underwriters for expenses incurred relating to the offering, including all actual fees and expenses incurred by the underwriters in connection with, among other things, due diligence costs, the underwriters' "road show" expenses, and the fees and expenses of the underwriters' counsel up to a maximum of $100,000. We estimate that the total expenses of this offering, excluding underwriting commissions, will be approximately $575,000 if the minimum number of shares is sold and $625,000 if the maximum number of shares is sold in this offering.

In connection with this offering, the underwriters have agreed to provide us with advisory services in the areas of corporate development, corporate finance and/or capital placement. Upon consummation of this offering, we will issue to the underwriters or their designees warrants to purchase an aggregate number of shares of our common stock equal to 6.0% of the number of shares of common stock issued in this offering, at an exercise price per share equal to 125.0% of the initial public offering price (the "Underwriters' Warrants"). The Underwriters' Warrants and the underlying shares of common stock will not be exercised, sold, transferred, assigned, or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriters' Warrants by any person for a period of 180 days from the effective date of the registration statement for this offering in accordance with FINRA Rule 5110. The Underwriters' Warrants will expire on the fifth anniversary of the effective date of the registration statement for this offering. In addition, we have granted the underwriters "piggyback" registration rights with respect to the underlying shares. This piggyback registration right will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

The underwriters have informed us that they may provide an allowance not in excess of $          per share to other dealers out of the underwriters' commission of $          per share.

A prospectus in electronic format may be made available on the websites maintained by the underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise, in each case without the prior consent of the Representative for a period of 180 days after the date of this prospectus, other than (A) the shares of our common stock to be sold hereunder, (B) the issuance by us of shares of our common stock upon the exercise of a stock option or warrant or the conversion of a security outstanding on the date of this offering, hereafter issued pursuant to our currently existing or hereafter adopted equity compensation plans or employment or consulting agreements or arrangements of which the Representative has been advised in writing or which have been filed with the SEC or (C) the issuance by us of stock options or shares of capital stock of our company under any currently existing or hereafter adopted equity compensation plan or employment/consulting agreements or arrangements of our company.